RESULTS OF THE SPECIAL MEETING

A special meeting of the shareholders of the International Select Fund was held on May 17, 2007 for shareholders of record as of April 4, 2007. The shareholders of the fund voted on whether to approve a new investment sub-advisory agreement between Hansberger Global Investors, Inc. and FAF Advisors, Inc.  Shareholders also voted on whether to approve a proposal to authorize a "manager-of-managers" structure for the fund. The results of the vote at the shareholder meeting held May 17, 2007 were as follows:

1.           To approve an investment sub-advisory agreement between FAF Advisors, Inc. and Hansberger Global Investors, Inc. with respect to the fund:

For	Against	Abstain
12,275,877	6,255	6,978

2.           To authorize a "manager-of-managers" structure for the fund, whereby FAF Advisors, Inc., under certain circumstances, will be able to hire and replace sub-advisors to the fund without obtaining shareholder approval:

For	Against	Abstain
12,144,738	131,259	13,113